J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

May 23, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               Lone Pine Resources Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-171123)

Ladies and Gentlemen:

As representative of the underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness of 12 p.m. New York City time on May 25, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 11, 2011, through the date hereof:

Preliminary Prospectus dated May 11, 2011:

12,979 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Yaw Asamoah-Duodu
Authorized Signatory